Exhibit 99.1

Xiniya Announces Share Repurchase Program of Up to $1.8 million

Chairman and CFO to also purchase up to $200,000 and $50,000, respectively, of ADSs using their personal funds

JINJIANG, China, August 10, 2011 /PRNewswire-Asia/ – China Xiniya Fashion Limited (NYSE: XNY) (or “Xiniya”), announced that its Board of Directors has approved a share repurchase program that will allow Xiniya to buy up to $1.8 million of its American depositary shares (“ADS”) in the open market, subject to market conditions and other factors. Any repurchases will be made in compliance with the Securities Exchange Commission’s (SEC) Rule 10b5-1. The share repurchase program, will become effective on September 1, 2011, and is authorized to be in effect through December 31, 2012. In addition, Qiming Xu, Xiniya’s Chairman and Chief Executive Officer, will purchase up to $200,000 of ADSs with his own personal funds. Chee Jiong Ng, Xiniya’s Chief Financial Officer, will also purchase up to $50,000 of ADSs with his own personal funds.

Mr. Qiming Xu, Chairman and Chief Executive Officer, said, “Our Board of Directors approved this share repurchase program to demonstrate its confidence in the long-term growth outlook for Xiniya and its desire to create value for our shareholders. Our good cash position gives us flexibility to continue our growth strategy and to buy our ADSs through the share repurchase plan.”

“I believe that Xiniya’s shares are currently undervalued and do not reflect the Company’s current business momentum and solid long-term growth outlook. Therefore, in addition to our company share repurchase program, I expect to purchase up to $0.2 million of our ADS during the same period of time.”

Under the share repurchase program, Xiniya is authorized to repurchase up to $1.8 million of its issued and outstanding ADSs from time to time in open-market transactions on the NYSE at prevailing market prices, in negotiated transactions off the market, in block trades, in trades pursuant to a Rule 10b5-1 repurchase plan that allows Xiniya to repurchase its shares during periods in which it may be in possession of material non-public information, or otherwise, in accordance with applicable federal securities laws, including Rule 10b-18.

The repurchases will be made at management’s discretion, subject to restrictions on price, volume, and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its shares, and other factors. The repurchase program does not obligate Xiniya to make repurchases at any specific time or situation.

Xiniya’s board of directors will periodically review the share repurchase program and may authorize adjustments to the program’s terms and size. The board may also suspend or discontinue the repurchase program at any time.

As of July 31, 2011, Xiniya had 232 million ordinary shares outstanding, represented by 58 million ADSs. Each ADS represents four ordinary shares.

The number of shares to be repurchased and the timing of repurchases (if any) will depend on a variety of factors, including, but not limited to, share price, economic and market conditions and corporate and regulatory requirements. The plan does not obligate the Company to repurchase any shares. The plan is scheduled to terminate on December 31, 2012 or the time at which the purchase limit is reached, but may be suspended or terminated at any time at the Company’s discretion without prior notice.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors and 24 department store chains. Its products are sold to consumers at more than 1,300 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China. The authorized retail network, which is owned and managed by third parties, focuses on second-tier and smaller cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please see the Company’s website http://ir.xiniya.com.

For more information, please contact:

China Xiniya Fashion Limited

Chee Jiong Ng,

Chief Financial Officer

Mobile +86 136 5593 9932 in China

ngcheejiong@xiniya.com

Christensen

Kimberly Minarovich

Telephone +1 212 618 1978 in the USA

kminarovich@christensenir.com

Jenny Wu

Telephone + 86 10 5826 4939 in China

jwu@christensenir.com

Source: China Xiniya Fashion Limited

www.xiniya.com

2